

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
Mr. Peter Klamka, President
WTTJ, Inc.
1000 Country Club Road
Ann Arbor, MI 48105

> **Re: WTTJ, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 20, 2012**
> **File No. 333-181197**
>
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed September 21, 2012**
> **File No. 000-54082**

Dear Mr. Klamka:

We have reviewed the above-referenced filings and your response letter dated September 19, 2012, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 17, 2012.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note that you continue to file amendments without a marked version showing changed material. With all subsequent amendments, be sure to also file the amended document marked to show changes. For guidance, See Rule 310 of Regulation S-T. Amended filings that are marked to show changed materials within paragraphs greatly assist us in expedite the review of your filing.

2.   We refer to prior comment 2. You continue to include portions of the Part II information in the prospectus. The Part II information beginning on page 34 and continuing through page 38 should appear after the financial statements and before the signature page.

3.   We refer to prior comment 3 and note that your revised document reports that there are no written agreements evidencing the loan from Mr. Klamka to your company. Please file a written description of the terms of the loan agreement with Mr. Klamka. For

guidance, see Regulation S-K Compliance and Disclosure Interpretation Question 146.04, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Prospectus Cover Page

4.   We note your general statement that the selling shareholders will offer their shares at $0.15 per share until a market for the company's shares have developed. Revise to specifically state that the selling shareholders <u>must</u> offer their shares at a fixed price until your shares are quoted on the OTCBB or listed on a national exchange. Please be sure that such disclosure is consistent throughout your document. In this regards, we refer to the disclosure under "Determination of Offering Price"

Prospectus Summary

Summary Financial Information, page 9

5.   Your summary financial information includes working capital, which is generally defined as current assets less current liabilities. Noting that you have recorded accounts payable which appear at least in part current liabilities, please tell us how you computed working capital. Revise the disclosure so that items labeled as "working capital" are equal to current assets less current liabilities.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Part I

Item 1. Description of Business

Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

6.   We refer to prior comment 13 and note that you continue to refer to the "Safe Harbor Provisions" of the Private Securities Litigation Reform Act. We remind you that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. In future filings, you should either delete any references to the statutory safe harbor of the Private Securities Litigation Reform Act or make clear each time you refer to Private Securities Litigation Reform Act that the safe harbor does not apply to your company. In subsequent filings, please comply with this comment.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. Should you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Kevin M. Murphy Esq.